Consolidated Financial Statements

Ten Months Ended December 31, 2005

and

Years Ended February 28, 2005 and February 29, 2004

LETTER TO SHAREHOLDERS

Bradford Cooke, Chairman and CEO of Endeavour Silver Corp. (“Endeavour”), provides shareholders with the following annual overview of Endeavour.

In 2005, its first year of operations, the Guanacevi Project in Durango, Mexico, produced 948,323 oz silver and 2,332 oz gold or 1,088,543 oz silver equivalents (at a 60 silver: 1 gold equivalence ratio). The Guanacevi plant processed 102,617 dry tonnes grading 385 gpt Ag and 0.88 gpt Au or 438 gpt Ag eq. (12.8 oz. per ton) in 2005. Metal recoveries averaged 74.7% silver and 80.5% gold.

About 75% of the tonnage was produced from the new North Porvenir mine on the Santa Cruz property at an average grade of 473 gpt Ag and 0.97 gpt Au or 531 gpt Ag eq. (15.5 oz. per ton), including development muck. The remaining production came from plant tailings, mine dumps and low grade toll milling ores that averaged 121 gpt Ag and 0.62 gpt Au or 158 gpt Ag eq. (4.6 oz. per ton), whenever there was plant capacity available due to accelerated mine development.

Endeavour optioned the Santa Cruz mine properties and the Guanacevi process plant in May 2004 and within the next six months, the Company successfully discovered, drilled, and developed the new North Porvenir mine into production. Although Endeavour did not take over as Project Operator until January 28, 2005 and its year-end was February 28, 2005, it did participate for 25% of net cash-flow in January 2005, as per the option agreement, so the calendar period 2005 is relevant for comparison purposes.

Endeavour enjoyed tremendous growth of the operations under option in 2005, as exemplified by production of 383,087 oz silver and 982 oz gold or 441,983 oz Ag eq. in the revised third quarter (four month period ended December 31, 2005), approximately triple the production rate of the project vendors in prior years. December 2005 set a monthly production record of 118,039 oz silver and 296 oz gold or 135,804 Ag eq., notwithstanding the Christmas break.

The near tripling of resources and production last year was the result of many small achievements by the Company’s skilled operating team based in Guanacevi and Durango, some examples of which are as follows:

➢	Safety: Instituted weekly safety meetings for all employees and contractors on site

➢	Environmental: Instituted a re-forestation program and planted 6,000 seedlings

➢	Exploration: Drilled 78 holes totalling 18,700 m of core

➢	North Porvenir Mine: Drove 2,780 m of new ramps, sills, raises, accesses

➢	Santa Cruz Mine: Drove 250 m of cross-cuts and cut 6 drill stations on #13 level

➢	Plant: Repaired one cone crusher and two ball mills

➢	Contractors: Four drilling contractors brought in 5 diamond drill rigs to work on the project

➢	Housing: Refurbished 6 houses/offices and central bunkhouse in Guanacevi

➢	Community: Renewed the land use agreement with the local community

For the ten-month fiscal period from March 1 to December 31, 2005, the Guanacevi Project produced 799,269 oz. silver and 2,160 oz gold or 928,869 oz silver equivalents.

Although the Guanacevi Project generated significant operating cash-flows for the ten month period ended December 31, 2005, these were not consolidated at year-end due to Endeavour fully vesting its 51% interest after year-end. Cash operating costs averaged US$5.07 per oz. silver net of gold credits and silver sales averaged US$7.01 per oz. net of smelting and refining costs.

Capital investments totaled US$3.93 million for fiscal 2005 (ten months), including US$1.68 million on mine development, US$0.05 for mill improvements and US$2.20 million on exploration. At December 31, 2005, Endeavour had US$ 15.2 million in cash and cash equivalents.

Subsequent to December 31, 2005, Endeavour made the scheduled US$1 million cash payment on January 28, 2006 to the Guanacevi Project vendors to acquire its 51% interest. Endeavour can exercise its option to acquire the remaining 49% interest in both the mine and the plant by paying US$1.5 million in January 2007 and US$1.5 million in January 2008. However, Endeavour controls 100% of net operating cash-flow until its capital loans are repaid, bearing 9% interest.

On February 7, 2006, Endeavour’s common shares were listed and commenced trading on the Toronto Stock Exchange under the symbol “EDR”. The shares were voluntarily delisted from the TSX Venture Exchange at the close of trading on February 6, 2006.

In 2006, the Guanacevi Project is expected to produce between 2.0 and 2.2 million oz. silver and from 3,000 to 3,300 oz gold or approximately 2.2 to 2.4 oz silver equivalents, at a cash operating cost of US$4.25 to $4.75 per oz silver. For its 2006 forecast, Endeavour is using an US$8 per oz silver price, US$480 per oz gold price, and a 60 silver: 1 gold equivalence ratio.

Capital costs to expand the mine (US$1.7 million), upgrade the plant (US$1.3 million) and advance exploration (US$1.3 million) are budgeted at US$4.3 million in 2006. Endeavour specifically hopes these capital investments will improve silver recoveries to more than 80% and reduce cash costs to less than US$4.25 per oz. silver by December 31, 2006.

Because the mine and plant are now entering the next phase of capital development, production should remain relatively flat in the 1st and 2nd quarters of 2006. However, operations should thereafter show accelerating growth through the end of 2006. A drilling update will be available shortly and new NI 43-101 reserve and resource estimate has been commissioned for release the first quarter of 2006.

Bradford Cooke, Chairman and CEO, stated, “Endeavour enjoyed a banner year on the Guanacevi Project in 2005. By aggressively investing in exploration drilling and mine development, we effectively doubled the historic silver resources and tripled the historic production rate. Now we can rely on healthy positive cash-flows to fund the next phase of capital investment, expanded resources and reserves and a further doubling of silver production. The coming year looks to be even more rewarding for shareholders as the silver price continues to escalate.”

On Behalf of the Board Of Directors

ENDEAVOUR SILVER CORP.

/s/ Bradford J. Cooke

April 17, 2006

Bradford J. Cooke
Chairman and CEO

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Telefax (604) 691-3031
Box 10426, 777 Dunsmuir Street	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Endeavour Silver Corp. as at December 31, 2005 and February 28, 2005 and the consolidated statements of operations and deficit and cash flows for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and February 28, 2005 and the results of its operations and its cash flows for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
April 21, 2006, except for Note 5(b)(iv) which is as of April 24, 2006

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

	December 31,		February 28,
	Notes	2005	2005

ASSETS

CURRENT
Cash and cash equivalents		$18,561	$4,958
Receivables and prepaids	4	1,739	714
		20,300	5,672

NON-CURRENT
Due from related parties	4 and 7(b)	5,688	365
Buildings and equipment	3	287	102
Mineral properties	4	4,125	5,107
		10,100	5,574
		$30,400	$11,246

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$1,343	$412

SHAREHOLDERS' EQUITY

Share capital	5(a)	39,706	16,708
Contributed surplus	5(c)	2,558	1,664
Deficit		(13,207)	(7,538)
		29,057	10,834
		$30,400	$11,246

Nature of operations	1
Commitments and contingencies	4
Subsequent events	4 (a) and (b), and 5

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke Director	/s/ Godfrey Walton Director

Endeavour Silver Corp.	Page 4

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in thousands of Canadian dollars, except per share amounts)

	Ten Months Ended		Year Ended
		December 31,	February 28,	February 29,
	Notes	2005	2005	2004

EXPENSES
Accounting and legal		$269	$253	$42
Amortization		20	5	-
Corporate development		97	303	311
Employees and directors remuneration		623	309	-
Financing		-	-	2
Foreign exchange		415	(75)	3
Management and consulting		412	149	43
Office and sundry	7(c)	354	97	29
Regulatory		78	28	20
Shareholder relations		588	199	63
Stock-based compensation	5(d)	1,372	1,499	211
Travel		227	82	4
Loss before the undernoted		(4,455)	(2,849)	(728)

Loss from option interests in mineral properties	4(b)	(1,353)	-	-
Royalty income, net	4(a)	-	222	-
Interest income		139	105	-
Write-off of mineral properties	4	-	(43)	(51)

LOSS FOR THE PERIOD		(5,669)	(2,565)	(779)
Deficit, beginning of the period		(7,538)	(4,973)	(4,194)

DEFICIT, END OF PERIOD		$(13,207)	$(7,538)	$(4,973)

Basic and diluted loss per share		$(0.23)	$(0.15)	$(0.11)

Weighted average number of shares outstanding		24,518,980	17,664,000	6,994,323

Refer to the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page 5

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of Canadian dollars)

	Ten Months Ended	Year Ended
	December 31,	February 28,	February 29,
	2005	2005	2004

CASH PROVIDED FROM (USED FOR):

OPERATIONS
Loss for the period	$(5,669)	$(2,565)	$(779)
Items not affecting cash:
Amortization	20	5	-
Stock-based compensation	1,372	1,499	211
Write-off of mineral properties	-	43	51
	(4,277)	(1,018)	(517)
Net changes in non-cash working capital items:
Receivables and prepaids	(1,025)	(658)	(49)
Accounts payable and accrued liabilities	931	356	25
	(4,371)	(1,320)	(541)

FINANCING
Issuance of common shares, net of issue costs	20,529	11,210	1,098
Loans payable	-	-	(26)
	20,529	11,210	1,072

INVESTMENTS
Acquisition of buildings and equipment	(101)	(110)	-
Acquisition and exploration of mineral properties	(605)	(4,985)	(20)
Due from related party (Note 7)	(1,849)	(380)	14
Advance for acquisition	-	-	(133)
	(2,555)	(5,475)	(139)

INCREASE IN CASH AND CASH EQUIVALENTS	13,603	4,415	392
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,958	543	151
CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,561	$4,958	$543

Supplemental disclosure with respect to cash flows (Note 6)

Refer to the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page 6

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. (the “Company”) was incorporated under the laws of the Province of British Columbia on March 11, 1981 and its principal business activities are the acquisition, exploration and development of mineral properties.

In March 2005, the Company changed its fiscal year-end from February 28 to December 31. During the transition year, the Company’s financial position is as at December 31, 2005 and the results of its operations and its cash flows are for the period from March 1, 2005 to December 31, 2005.

The Company has acquired interests in mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At December 31, 2005, the Company had working capital of $18,957,000, which is expected to be sufficient to fund its operations in the next fiscal year. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. The Company has financed its activities principally by the sale of equity securities (Note 5(b)(iv)). The Company’s ability to continue as a going concern may be dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations. However, there can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(c)	Buildings and equipment

Buildings and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

(d)	Mineral properties

Amounts shown as mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Endeavour Silver Corp.	Page 7

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Mineral properties (continued)

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production will be amortized using the units of production basis.

(e)	Share capital

Common shares issued for consideration other than cash are valued based on their market value over a reasonable period before and after the date of the agreement to issue shares was reached and announced.

(f)	Stock-based compensation

The Company has a share option plan which is described in Note 5(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Endeavour Silver Corp.	Page 8

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Asset retirement obligations

During the year ended February 28, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset. The Company adopted HB 3110 retroactively with a restatement of prior periods presented. However, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(i)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(j)	Foreign currency translation

The Company uses the Canadian dollar as its reporting currency, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

•	Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(k)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

Endeavour Silver Corp.	Page 9

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. It is not practicable to determine the fair values of amounts due from related parties due to their related party nature and the absence of a secondary market for such instruments.

(m)	Variable interest entities

Effective March 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	BUILDINGS AND EQUIPMENT

		December 31, 2005			February 28, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Buildings	$24	$1	$23	$24	$-	$24
Machinery and equipment	134	6	128	12	-	12
Transportation and vehicles	131	17	114	66	7	59
Office equipment	25	3	22	7	-	7
	$314	$27	$287	$109	$7	$102

Endeavour Silver Corp.	Page 10

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MINERAL PROPERTIES

The Company’s mineral properties are comprised of properties located in Mexico. Expenditures incurred on mineral properties during the periods ended December 31, 2005, February 28, 2005 and February 29, 2004 are as follows:

				Otish
	Santa Cruz	El Taco	San Jose	Mountain
	(Mexico)	(Mexico)	(Mexico)	(Canada)	Total

Balance, February 28, 2003	$-	$-	$-	$51	$51

Additions during the year:
Acquisition costs	-	15	-	-	15
Exploration costs:
Assays and surveys	-	6	8	-	14

Mineral properties written-off	-	-	-	(51)	(51)

Balance, February 29, 2004	-	21	8	-	29

Additions during the year:
Acquisition costs	3,865	-	13	-	3,878
Exploration costs:
Assays and surveys	52	-	1	-	53
Drilling	619	-	-	-	619
Field supplies	271	-	-	-	271
Geologists and consultants	230	-	-	-	230
Repair, maintenance and sundry	18	-	-	-	18
Transportation	52	-	-	-	52

Mineral properties written-off	-	(21)	(22)	-	(43)

Balance, February 28, 2005	5,107	-	-	-	5,107

Additions during the period:
Acquisition costs	1,948	-	-	-	1,948
Exploration costs:
Assays and surveys	6	-	-	-	6
Drilling	493	-	-	-	493
Field supplies	11	-	-	-	11
Geologists and consultants	4	-	-	-	4
Roads and drill pads	30	-	-	-	30

Mineral properties allocated to option interests	(3,474)	-	-	-	(3,474)

Balance, December 31, 2005	$4,125	$-	$-	$-	$4,125

The Company allocated approximately $3.5 million in previously incurred exploration and development costs related to its option interest in Minera Santa Cruz to Minera Santa Cruz (Note 7(b)).

Endeavour Silver Corp.	Page 11

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MINERAL PROPERTIES (continued)

(a)	Guanacevi properties and plant (Durango, Mexico)

In May 2004, the Company entered into option agreements to acquire a 100% interest in the producing Santa Cruz silver-gold mine, certain mining concessions and the Guanacevi mineral processing plant, all located in Durango, Mexico. In February 2004, the Company advanced US$100,000 to the vendors in connection with these agreements.

The option agreement provides that the acquisition of the mine will be accomplished through the acquisition of all the issued and outstanding shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”). As at December 31, 2005, the Company made advance payments totalling $1,097,773 (US$852,143). Subsequent to December 31, 2005, the Company completed the acquisition of 51% of the outstanding shares of Minera Santa Cruz on completion of initial payments totalling US$1,275,714. The remaining 49% of the shares of Minera Santa Cruz can be acquired by January 28, 2008 through annual payments totalling US$1,275,716. On exercise of the option and completion of the acquisition, it is anticipated that substantially all of the purchase price of the shares of Minera Santa Cruz will be allocated to the mineral property.

In May 2004, the Company also entered into an option agreement to acquire mining concessions from Minera Santa Cruz for a total cost of US$448,571. To February 28, 2005, the Company made advance payments totalling $558,548 (US$428,571), and during the period ended December 31, 2005, a further advance payment of US$5,000 was made. The Company acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of initial payments totalling US$438,571. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by January 28, 2008 through annual payments totalling US$10,000.

Also in May 2004, the Company entered into an option agreement to acquire a processing plant from an unrelated Mexican company for a total cost of US$4,000,000. To December 31, 2005, the Company made advance payments totalling $2,208,429 (US$1,714,286). The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on completion of initial payments totalling US$2,285,715. The remaining 49% beneficial ownership interest in the processing plant can be acquired by January 28, 2008 through annual payments totalling US$1,714,285.

In addition to the above payments, the Company was committed to spend US$1,000,000 on exploration and development of the Santa Cruz property on or before May 17, 2005, which commitment was met by the Company.

Pursuant to a May 2004 loan agreement, the Company agreed to loan up to US$425,000 to Minera Santa Cruz for development of an access ramp at the Santa Cruz mine. Unpaid amounts on the loan as at January 28, 2005 bore interest at 9%, were secured by certain mining concessions held by Minera Santa Cruz, and were to be repaid from the proceeds of certain minerals produced. At February 28, 2005, the loan balance due from Minera Santa Cruz was US$26,921, which included accrued interest of US$1,921, and the loan, including accrued interest, was repaid in full during the period ended December 31, 2005. Furthermore, pursuant to the loan agreement, the Company also earned a 25% net profits royalty from ore mined by Minera Santa Cruz from the related mining concessions up to January 28, 2005.

As the above agreements were options, the Company, but not the vendors, had the right to cancel the above agreements at any time. However, if cancellation occurred at any time before January 28, 2006, the Company would forfeit any advance payments already made to the vendors, and would relinquish any rights to the shares of Minera Santa Cruz and the interests in the processing plant and mining concessions. On January 28, 2006, the Company made payments totaling US$1,000,000, thereby converting its 51% option interest into a fully vested 51% interests in Minera Santa Cruz and in the processing plant.

Endeavour Silver Corp.	Page 12

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MINERAL PROPERTIES (continued)

(a)	Guanacevi properties and plant (Durango, Mexico) (continued)

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allows the Company to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles. The Company will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007 (Notes 5(a) and (e)). The fair value of the warrants was determined to be $260,000 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28% .

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for payments totalling US$137,500 of which US$37,500 was paid during the period ended December 31, 2005, and the balance of US$100,000 is payable on December 30, 2006.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 had been paid during the period ended December 31, 2005 and US$15,000 was paid subsequent to December 31, 2005 and the balance of US$70,000 is payable on August 5, 2007.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company must spend at least US$100,000 each quarter on all exploration, development and mining costs, and also must spend a further US$500,000 on exploration and exploitation costs by October 11, 2006.

Endeavour Silver Corp.	Page 13

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MINERAL PROPERTIES (continued)

(b)	Income (loss) from option interests in Mexican operations

Revenues from the Company’s option interests in Minera Santa Cruz and the processing plant are recognized when the price is determinable, metal products are delivered to the buyers (or in the case of ore processing when such services are rendered), title and risk of ownership have transferred to the buyers, and collectability is reasonably assured.

For the period ended December 31, 2005, losses from Mexican operations from the Company’s 51% option interests are pursuant to the agreements executed in May 2004 whereby the Company has a 51% interest in any profits or losses and are determined as follows:

	Minera	Processing
	Santa Cruz	Plant	Total

Revenues from operations	$5,798	$2,463
Costs of operations *	(8,229)	(2,930)
Loss before allocation	(2,431)	(467)
Allocation to Mexican interests in operations	1,316	229
Loss from 51% option interests	$(1,115)	$(238)	$(1,353)

*

Costs of operations include amortization, depletion and depreciation of acquisition costs, exploration expenditures and mine development costs, and also include allocation of expenses incurred by Endeavour Silver Corp.

(c)	El Taco property (Sonora, Mexico)

In August 2003, the Company entered into an option agreement for the El Taco property located in Sonora, Mexico. The Company had the option to earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to a 2% net smelter return royalty. In fiscal 2004, the Company paid US$5,000 and issued 25,000 common shares to the optionor. The Company subsequently terminated this option agreement and accordingly, deferred mineral property costs of $21,569 were written off in the fiscal year ended February 28, 2005.

(d)	San Jose property (Sinaloa, Mexico)

In July 2003, the Company entered an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period. In March 2004, the Company made a US$10,000 option payment. The Company subsequently terminated this option agreement and accordingly, deferred mineral property costs of $22,004 were written off in the fiscal year ended February 28, 2005.

(e)	Otish Mountain properties (Quebec, Canada)

Pursuant to an agreement dated June 20, 2002, the Company acquired a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec. In consideration, the Company paid $31,000 and issued 150,000 common shares to the vendor in fiscal 2003. Subsequent to the transaction, the vendor became President and a director of the Company. During fiscal 2004, the Company determined that it would no longer pursue the property and accordingly, wrote-off the $51,100 of costs incurred on the property.

Endeavour Silver Corp.	Page 14

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MINERAL PROPERTIES (continued)

(f)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.	SHARE CAPITAL

(a)	Authorized and issued

Authorized share capital consists of unlimited common shares without par value.

As at December 31, 2005 and February 28, 2005, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

Details of shares issued are as follows:

	Number
	of Shares	Amount

Balance, February 28, 2003	6,191,550	$4,346
Issued during the year:
For cash from private placement (Note 5(b)(i))	3,050,000	873
From exercise of share purchase options	165,000	30
For cash from exercise of warrants	1,700,000	204
For mineral property (Note 4(e))	25,000	9
Balance, February 29, 2004	11,131,550	5,462
Issued during the year:
For cash from private placement (Note 5(b)(ii)), net of issue costs	7,264,719	10,699
From exercise of share purchase options	419,000	112
For cash from exercise of warrants	2,058,000	435
Balance, February 28, 2005	20,873,269	16,708
Issued during the period:
For cash from private placement (Note 5(b)(iii)), net of issue costs	6,000,000	13,354
From exercise of share purchase options	793,000	1,792
For cash from exercise of warrants	3,700,061	6,122
For mineral property (Note 4(a))	1,000,000	1,730
Balance, December 31, 2005	32,366,330	$39,706

Endeavour Silver Corp.	Page 15

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	SHARE CAPITAL (continued)

(b)	Private placements

(i)

In December 2003, the Company completed a private placement for 3,050,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $0.35 per share until October 6, 2005 (Note 5(e)).

(ii)

In April 2004, the Company completed brokered and non-brokered private placements to raise a total of $9,916,000 to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi processing plant (Note 4(a)). The Company completed a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8,036,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant giving the holder the right to purchase an additional common share at $2.00 per share until October 22, 2005 (Note 5(e)). The Company also completed a non-brokered private placement for 1,175,000 units at the same price and the same terms as the brokered private placement for an additional $1,880,000 in gross proceeds. Share issuance costs consisted of finders’ fees of $90,000, agents’ fees of 25,000 corporate finance units (with the same terms as the units in the private placement), commission of $571,950, 19,219 agents’ units (with the same terms as the units in the private placement) and 602,700 agents’ warrants (with the same terms as the warrants in the private placement). The 624,809 warrants issued to the agents have a fair value of $391,238 and have been recorded in share capital on a net basis.

In February 2005, the Company completed brokered and non-brokered private placements to raise a total of $1,636,800. The Company completed a brokered private placement for 312,500 units at $1.60 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of $2.10 until February 1, 2006 and $2.30 thereafter until February 1, 2007 (Note 5(e)). The Company also completed a non-brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional $1,136,800 in gross proceeds. Share issuance costs consisted of agents’ fees of $37,500 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement). The 40,000 warrants issued to the agent have a fair value of $22,000 and have been recorded in share capital on a net basis.

(iii)

In October 2005, the Company completed a private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007 (Note 5(e)). The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants that have the same terms as the warrants in the private placement.

(iv)

Subsequent to the period ended December 31, 2005, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share at a price of $5.25 until October 24, 2007. The Company has agreed to file a short form offering prospectus qualifying the issuance of the common shares and warrants issuable on exercise of the special warrants. In the event the Company fails to obtain receipts for a final prospectus qualifying the common shares and common share purchase warrants issuable on the exercise of the special warrants on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 common share purchase warrant. In connection with this offering, the agents will receive a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The Company has agreed to seek a conditional listing for the share purchase warrants on the Toronto Stock Exchange.

The issuance of the remaining 1.89 million special warrants is subject to shareholder and regulatory approvals, and would provide gross proceeds of $8,505,000 to the Company.

Endeavour Silver Corp.	Page 16

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	SHARE CAPITAL (continued)

(c)	Contributed surplus

Balance at February 28, 2003	$-
Changes during the year:
Stock-based compensation (Note 5(d))	211
Exercise of share purchase options	(9)
Balance at February 29, 2004	202
Changes during the year:
Stock-based compensation (Note 5(d))	1,499
Exercise of share purchase options	(36)
Balance at February 28, 2005	1,665
Changes during the period:
Stock-based compensation (Note 5(d))	1,371
Fair value of warrants issued for mineral properties	260
Exercise of share purchase options	(738)
Balance at December 31, 2005	$2,558

(d)	Share purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in fiscal 2004 at exercise prices determined by reference to the market value on the date of the grant. Prior to August 2005, vesting periods were at the discretion of the Board of Directors but historically, options have vested immediately on the date of grant. In August 2005, the Company adopted a stock option plan which allows for granting options to its directors, officers, employees and consultants to acquire up to 4,200,000 common shares, of which options for 2,223,900 common shares were outstanding as at December 31, 2005. The stock option plan had a vesting provision in which 25% is vested immediately and another 25% is vested in each of the next 6-month period, provided the Company continued as a Tier 2 issuer on the TSX Venture Exchange. In February 2006, the Company graduated to a listing on the Toronto Stock Exchange, and the vesting provisions were then subject to the discretion of its Board of Directors.

The following table summarizes the status of the Company’s stock option plan as at December 31, 2005, February 28, 2005 and February 29, 2004, and changes during the periods ended on those dates:

	December 31, 2005		February 28, 2005		February 29, 2004
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	1,871,000	$1.33	860,000	$0.37	275,000	$0.10
Granted	1,155,900	$2.40	1,480,000	$1.57	750,000	$0.42
Exercised	(793,000)	$1.33	(419,000)	$0.18	(165,000)	$0.13
Cancelled	(10,000)	$2.52	(50,000)	$1.41	-	-
Outstanding, end of period	2,223,900	$1.88	1,871,000	$1.33	860,000	$0.37

Options exercisable at period-end	1,611,900		1,871,000		860,000

Endeavour Silver Corp.	Page 17

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	SHARE CAPITAL (continued)

(d)	Share purchase options (continued)

The following tables summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2005	(Number of Years)	Prices	Dec 31, 2005	Prices

$0.50 - $0.99	260,000	3.1	$0.66	260,000	$0.66
$1.00 - $1.49	200,000	0.9	$1.39	200,000	$1.39
$1.50 - $1.99	618,000	3.5	$1.60	618,000	$1.60
$2.00 - $2.49	816,000	4.8	$2.35	204,000	$2.35
$2.50 - $2.99	329,900	4.3	$2.52	329,900	$2.52
	2,223,900	3.8	$1.88	1,611,900	$1.71

During the period ended December 31, 2005, the Company recognized stock-based compensation expense of $1,371,604 (February 28, 2005 - $1,498,700 and February 29, 2004 - $210,900) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Ten Months Ended	Year Ended
	December 31, 2005	February 28, 2005	February 29, 2004

Weighted average fair value of
options granted during the year	$1.72	$1.01	$0.27

Risk-free interest rate	2.30%	2.51%	3.13%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	105%	104%	121%
Expected option life in years	4	3	2

In February 2006, the Company granted stock options to employees and consultants to acquire up to 555,000 common shares at an exercise price of $2.55 per share with an expiry date of January 25, 2011. In March 2006, the Company granted stock options to a consultant to acquire up to 150,000 common shares at an exercise price of $3.90 per share with an expiry date of March 14, 2007.

Endeavour Silver Corp.	Page 18

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	SHARE CAPITAL (continued)

(e)	Warrants

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate 5,508,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 28, 2005	Issued	Exercised	Expired	December 31, 2005

$0.35	October 6, 2005	775,000	-	(775,000)	-	-
$2.00	October 22, 2005	3,467,559	-	(2,872,061)	(595,498)	-
$2.00	October 28, 2005	248,000	-	(48,000)	(200,000)	-

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	(5,000)	-	1,058,000

$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

$2.90	October 5, 2007	-	3,450,000	-	-	3,450,000

		5,553,559	4,450,000	(3,700,061)	(795,498)	5,508,000

At February 28, 2005, the Company had outstanding warrants to purchase an aggregate 5,553,559 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2004	Issued	Exercised	Expired	February 28, 2005

$0.12	November 29, 2004	1,300,000	-	(1,300,000)	-	-
$0.35	October 6, 2005	1,525,000	-	(750,000)	-	775,000
$2.00	October 22, 2005	-	3,475,559	(8,000)	-	3,467,559
$2.00	October 28, 2005	-	248,000	-	-	248,000

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	-	1,063,000	-	-	1,063,000

		2,825,000	4,786,559	(2,058,000)	-	5,553,559

Endeavour Silver Corp.	Page 19

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

5.	SHARE CAPITAL (continued)

(e)	Warrants (continued)

At February 29, 2004, the Company had outstanding warrants to purchase an aggregate 2,825,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 28, 2003	Issued	Exercised	Expired	February 29, 2004

$0.12	November 29, 2004	3,000,000	-	(1,700,000)	-	1,300,000
$0.35	October 6, 2005	-	1,525,000	-	-	1,525,000

		3,000,000	1,525,000	(1,700,000)	-	2,825,000

(f)	Shares reserved for issuance

Number of Shares

Issued and outstanding, December 31, 2005	32,366,330
Stock options	2,223,900
Warrants	5,508,000
Fully diluted, December 31, 2005	40,098,230

Endeavour Silver Corp.	Page 20

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

6.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Ten Months Ended	Year Ended
	December 31,	February 28,	February 29,
	2005	2005	2004

Non-cash financing and investing activities:

Amortization included in mineral properties	$-	$3	$-
Allocation of mineral properties to Minera Santa Cruz (Note 4)	$3,474	$-	$-
Advance on acquisition included in mineral properties (Note 4(a))	$-	$133	$-
Shares issued on acquisition of mineral properties (Note 4(a))	$1,626	$-	$9
Shares issued on acquisition of equipment (Note 4(a))	$104	$-	$-
Fair value of stock options allocated to shares issued
on exercise of stock options	$738	$36	$9
Fair value of warrants issued for mineral properties	$260	$-	$-

Supplemental cash flow information:

Cash paid during the period for:
Interest	$-	$-	$2
Income taxes	$-	$-	$-

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

(a)

As at December 31, 2005, nil amount was due from or to a company with certain common directors (February 28, 2005 - $6,861 due from a company with certain common directors). Amounts due from (to) related parties represent amounts owed by (to) companies with certain common directors, which do not bear any interest and provide for no specific terms of repayment.

(b)

As at December 31, 2005, a balance of $5,688,071 (February 28, 2005 - $358,424) was due from Minera Santa Cruz (Note 4(a)). This consists of the loan balance and accrued interest of $Nil (February 28, 2005- $33,151) (Note 4(a)), the net profits royalty on ore mined to January 28, 2005 (Note 4(a)) totalling $222,498, and advances and allocations to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $6,580,815 (February 28, 2005 - $102,775), less the Company’s $1,115,242 share (February 28, 2005 - $Nil) of the net losses of Minera Santa Cruz during the period. The net profits royalty receivable and the exploration and mine development advances are unsecured, interest bearing and due on demand.

(c)	Rent of $15,000 (February 28, 2005 - $18,000 and February 29, 2004 - $18,000) was incurred and paid to a company with certain common directors.

(d)	The Otish Mountain properties were acquired in fiscal 2003 from a vendor who subsequently became a director of the Company (Note 4(e)).

(e)

During fiscal 2003, the Company received two loans in the amount of $25,000 each to assist in the reactivation of the Company. The loans bore interest at the rate of 9% per annum with repayment of principal and interest due on or before September 30, 2002. One of the loans was received from a company controlled by a director of the Company. This loan was repaid in full, with interest in the amount of $865, on October 30, 2002. The other loan was repaid in December 2003 including interest of $3,480. The lenders received an aggregate of 100,000 common shares of the Company valued at $10,000 as a loan bonus.

Endeavour Silver Corp.	Page 21

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

8.	INCOME TAXES

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	February 28,	February 29,
	2005	2005	2004

Canadian statutory tax rates	34.12%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$1,934	$914	$293
Foreign tax rates different from statutory rate	(170)	5	-
Temporary differences not recognized in year	(271)	50	(136)
Permanent differences	(803)	(521)	(79)
Unrecognized tax losses	(690)	(448)	(78)

	$-	$-	$-

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2005 and February 28, 2005 is presented below:

	December 31,	February 28,
	2005	2005

Future income tax assets:
Tax loss carryforwards	$1,915	$987
Mineral properties	661	690
Buildings and equipment	5	5
Total future income tax assets	2,581	1,682
Valuation allowance	(2,581)	(1,682)
Future income tax assets, net	$-	$-

Endeavour Silver Corp.	Page 22

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Ten Months Ended December 31, 2005, and Years Ended February 28, 2005 and February 29, 2004
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

8.	INCOME TAXES (continued)

As at December 31, 2005, the Company had available the following amounts for deduction against future Canadian earnings:

Non-capital losses, expiring as follows:
2006 to 2009	$-
2010	117
2011	276
2012 to 2014	-
2015	2,876
$3,269

Capital losses	$887

Financing costs	$1,392

The Company has not yet substantiated its Mexican tax attributes.

9.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada (Note 4). Segmented disclosures are as follows:

	December 31, 2005
	Canada	Mexico	Total

Cash	$18,256	$305	$18,561
Receivables and prepaids	34	1,705	1,739
Due from related parties	-	5,688	5,688
Buildings and equipment	-	287	287
Mineral properties	-	4,125	4,125

Net loss	2,897	2,772	5,669

As at December 31, 2005, all of the Company’s assets are located in Canada, except for mineral properties which are located in Mexico. For the period ended December 31, 2005, substantially all capital expenditures were incurred in Mexico.

Endeavour Silver Corp.	Page 23

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744

	Website:	www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Bruce Bried ~ Vice-President, Mining
Michael Rasmussen ~ Vice-President, Exploration
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
(Effective as of February 7, 2006)
Trading Symbol ~ EDR

Endeavour Silver Corp.	Page 24